SO
3/16/04

04003508

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Parkway Lane, Suite 220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Mettelman (770) 840-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, P.C.
(Name – *if individual, state last, first, middle name*)

Tower Place - Suite 250 3340 Peachtree Rd, N.E.	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

FEB 27 2004 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VK

OATH OR AFFIRMATION

I, Mark C. Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

COREY M. PUGH
Notary Public, Gwinnett Co., GA
My Commission Expires 2/22/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Table of Contents

TAUBER & BALSER, P.C.
ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statements of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 23, 2004

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and equivalents	$ 1,656,424	$ 1,268,480
Deposit with clearing organization	50,000	50,000
Receivable from clearing organization	283,889	122,221
Commissions receivable and other	500,282	357,254
Furniture, computers and software, at cost, less accumulated depreciation of $97,702 and $57,296 respectively	153,066	133,296
Investment	54,000	50,000
Prepaid expenses	296,444	275,283
TOTAL ASSETS	$ 2,994,105	$ 2,256,534
LIABILITIES		
Commissions payable to brokers	$ 1,084,765	$ 606,604
Accounts payable	229,239	167,061
Accrued expenses	244,483	87,211
Deferred rent obligation	82,868	27,868
TOTAL LIABILITIES	1,641,355	888,744
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	441,695	441,744
Retained earnings	910,055	925,046
TOTAL STOCKHOLDERS' EQUITY	1,352,750	1,367,790
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,994,105	$ 2,256,534

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions and related income	$ 15,506,120	$ 11,070,029
Investment advisory fees	4,630,062	4,020,509
Interest income	271,867	225,629
Other	588,757	360,335
TOTAL REVENUES	20,996,806	15,676,502
EXPENSES		
Agent commissions	16,836,152	12,421,274
Employee compensation and benefits	1,708,458	1,299,459
Clearing and brokerage	393,523	232,088
Communications and data processing	80,685	57,557
Occupancy	220,319	157,185
Other-than-temporary decline in value of investment	-	50,000
Professional fees	104,985	87,997
Licenses and permits	58,556	63,010
Travel	63,810	86,577
Other	745,359	473,412
TOTAL EXPENSES	20,211,848	14,928,559
NET INCOME	$ 784,959	$ 747,943

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
BALANCES AT DECEMBER 31, 2001	100,000	$1,000	$456,103	$970,364	$1,427,467
REPURCHASE OF COMMON SHARES FROM EMPLOYEE	(250)	(3)	(14,359)	-	(14,362)
SALE OF COMMON SHARES TO EMPLOYEES	250	3	-	-	3
NET INCOME	-	-	-	747,943	747,943
DISTRIBUTIONS PAID	-	-	-	(793,261)	(793,261)
BALANCES AT DECEMBER 31, 2002	100,000	1,000	441,744	925,046	1,367,790
REPURCHASE OF COMMON SHARES FROM EMPLOYEE	(165)	(2)	(8,036)	-	(8,038)
SALE OF COMMON SHARES TO EMPLOYEES	165	2	7,987	-	7,989
NET INCOME	-	-	-	784,959	784,959
DISTRIBUTIONS PAID	-	-	-	(799,950)	(799,950)
BALANCES AT DECEMBER 31, 2003	100,000	$1,000	$441,695	$910,055	$1,352,750

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$784,959	$747,943
Adjustments:		
Depreciation	40,407	26,618
Gain from exchange of investment	(10,000)	-
Decline in value of investment	-	50,000
Changes in:		
Receivable from clearing organization	(161,668)	(3,040)
Commissions receivable and other	(137,028)	101,400
Prepaid expenses	(21,161)	(184,664)
Commissions payable to brokers	478,162	(122,730)
Payable to clearing organization	-	(6,026)
Accounts payable	62,178	105,514
Accrued expenses	148,381	(74,600)
Accrued rent obligation	55,000	27,868
Total adjustments	454,271	(79,660)
Net cash provided by operating activities	1,239,230	668,283
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit on investment received from employees	8,890	10,000
Capital expenditures	(60,177)	(28,389)
Net cash used for investing activities	(51,287)	(18,389)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of common shares from employee	(8,038)	(14,362)
Sale of common shares to employees	7,989	-
Distributions paid	(799,950)	(793,261)
Net cash used for financing activities	(799,999)	(807,623)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	387,944	(157,729)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,268,480	1,426,209
CASH AND EQUIVALENTS, END OF YEAR	$1,656,424	$1,268,480

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002
Cash paid for interest	$ 14,715	$ 2,425

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Triad Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Florida S corporation.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of one correspondent clearing firm and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with this clearing organization. Further, management estimates that utilizing alternative clearing organizations would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company offers several classes of services, including agency transactions, investment advisory services, and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Triad Advisors, Inc. and the Company's wholly-owned subsidiaries, Triad Insurance, Inc., Triad Insurance of Louisiana, Inc., Triad Insurance of Alabama, Inc., Triad Insurance of Texas, Inc. and Triad Insurance Agency of Massachusetts. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Securities transactions and variable and fixed insurance products and related revenues and expenses are recorded on trade date basis.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the respective three month period.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and equivalents, deposits with and receivable from clearing organization, and commissions receivable.

Cash and equivalents are currently maintained in three financial institutions. Cash accounts with banks are insured by the Federal Deposit Insurance Corporation and money market accounts with a broker-dealer are insured by the Securities Investor Protection Corporation, both up to $100,000. At December 31, 2003, the Company had amounts with banks and amounts with a broker-dealer of $1,564,267 that were not insured.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations with the clearing organization are shown on the statements of financial condition; commissions receivable are due from a large number of customers. These receivables are uncollateralized.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers all investments in shares of money market funds to be cash equivalents. Cash at December 31, 2003 includes a $50,000 certificate of deposit.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Income Taxes

No provision is provided for Federal or state income taxes since the Company elected to be an S corporation and is therefore not a taxable entity. As a result of the S election, the individual stockholders report their distributive shares of the corporate income on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2003 and 2002 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business. .

NOTE C – INVESTMENT

The Company had a 6% investment in Premier Trust of Nevada, Inc. ("Premier") a company that was majority owned by certain directors and stockholders of the Company. At December 31, 2002, the investment had a net carrying value of $50,000 and was accounted for on the cost method. On December 19, 2003, Premier became a wholly owned subsidiary of Western Alliance Bancorporation ("Western Alliance"). Each share of Premier common stock was converted into .6 shares of shares of common stock of Western Alliance. The Company received 6,000 shares of Western Alliance stock, with a fair value of $54,000, in exchange for its Premier stock. In addition the Company was entitled to receive $6,000, which was deposited by the Company in January 2004. The Company has recorded a $10,000 gain on the exchange, which is included in other income in the Company's statements of income.

NOTE C – INVESTMENT (CONTINUED)

During 2001, the Company entered into agreements with certain key employees granting the right to purchase the investment in 2006. Under these agreements, beginning in 2002, these employees will deposit $10,000 per year to be applied towards a $50,000 purchase price of the investment. If an employee's employment terminates prior to the 2006 closing date, the employee's deposit will be refunded and the Company will grant other employees the right to purchase the remaining shares. During 2003 and 2002, $8,890 and $10,000 of deposits were paid to the Company and are included in accrued expenses.

At December 31, 2002, the Company evaluated the carrying value of its investment and determined that there was an other-than-temporary decline in value in the amount of $50,000. As a result, a loss in value of $50,000 was recognized as a separate component in the consolidated statements of income.

NOTE D – LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2007. Under the office lease, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded an accrued expense to reflect the excess of rent expense over cash payments since inception of the leases.

Future minimum lease payments for the years ended December 31 are as follows:

2004	$146,909
2005	149,028
2006	149,745
2007	63,161
	$508,843

Rent expense for these leases for the years ended December 31, 2003 and 2002 consisted of the following:

	2003	2002
Minimum rentals	$104,065	$87,273
Increase in accrued rent obligation	55,000	27,868
Total rent expense	$159,065	$115,141

NOTE E – RELATED PARTY TRANSACTIONS

During 2003 and 2002 the Company paid directors fees of $22,500. These directors are also shareholders of the Company.

Also, during 2003 and 2002 the Company paid approximately $83,000 and $69,000, respectively, for business consulting services to an individual who is a shareholder and director of the Company.

NOTE F – DEFINED CONTRIBUTION PLAN

For the years ended December 31, 2003 and 2002, the Company's contributions to its 401(k) defined contribution plan were $15,642 and $15,000, respectively.

NOTE G –CONTINGENCIES

The Company can be subject to arbitration, legal proceedings and claims which arise in the ordinary course of its business.

At December 31, 2003 and 2002 and at February 23, 2004, the Company was party to four arbitrations filed with the NASD in which the Company and certain of its registered representatives were alleged to have made unsuitable investments in clients' accounts. During 2003 two of these arbitrations were settled and the Company was reimbursed in full by the registered representative. At this time it is too early to predict the outcome of the other disputes.

During 2003, the Company was given formal notice of investigation by the SEC regarding sales practices of a registered representative of the Company. The Company and two of its registered representatives who had previously voluntarily testified were subpoenaed in November 2003 to give formal testimony before the staff of the SEC scheduled for February 2004. That testimony was postponed by the SEC in January 2004 and has not been rescheduled. The Company has continued to cooperate fully with this investigation and, to the best of its understanding, had produced all of the subpoenaed documents by early 2004. At this time it is too early to predict whether the Company will be assessed a liability relating to this matter.

The Company maintains in-force errors and omissions insurance to protect the Company in the event of an adverse ruling or award stemming from any customer claim. Due in part to this insurance coverage, in the opinion of management, the amount of ultimate liability with respect to current or future actions will not materially affect the financial position or results of operations of the Company.

NOTE H – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2003 and 2002, the Company had net capital of $744,730 and $665,505, respectively, which were $630,530 and $606,191, respectively, in excess of its required net capital. The Company's net capital ratios were 2.301 to 1 and 1.3369 to 1 at December 31, 2003 and 2002, respectively.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital	
Total consolidated stockholders' equity qualified for net capital	$1,352,750
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	1,352,750
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	800
Unsecured receivables, net	77,800
Furniture, computers and software, net	153,066
Prepaid errors and omissions insurance	245,628
Other assets	99,891
Total nonallowable assets	577,185
Net capital before haircuts on securities positions	775,565
Haircuts on securities:	
Other securities (money market funds)	30,835
Net Capital	744,730
Computation of basic net capital requirement	
Minimum net capital required	114,200
Excess Net Capital	$ 630,530
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Commissions payable to brokers	$1,130,916
Accounts payable	40,364
Accrued expenses	541,691
Total aggregate indebtedness	$1,712,971
Ratio: Aggregate indebtedness to net capital	2.301 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 736,955
Change in net capital from that reported in FOCUS report as a result of various audit adjustments	7,775
Net capital per above	$ 744,730

Since there were no other material differences, other reconciliations as required by Rule 17a-5(d)(4) are not provided.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND
OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2003

Triad Advisors, Inc. is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER, P.C.
ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Triad Advisors, Inc. and subsidiaries (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tauber & Balser, P.C.

February 23, 2004